UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 25, 2017

FEDERAL HOME LOAN BANK OF CHICAGO
(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

200 East Randolph Drive	
Chicago, Illinois	**60601**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
(312) 565-5700

Former name or former address, if changed since last report:
Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On April 25, 2017, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the quarter ended March 31, 2017. The full text of the member letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this "Report").

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to successfully execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from its members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement new or enhanced products or programs, the impacts to the Bank from the Federal Housing Finance Agency's final membership rule and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at www.fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Report. The financial results discussed in this Report are preliminary and unaudited.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Member Letter dated April 25, 2017

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: April 25, 2017   By: /s/ Roger D. Lundstrom

                                        Roger D. Lundstrom

                                        Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Member Letter dated April 25, 2017

FHLB Chicago | Member owned. Member focused.

Exhibit 99.1

April 25, 2017

To Our Members:

I am pleased to announce that the Board of Directors of the Federal Home Loan Bank of Chicago (FHLBC) has increased the dividend declared per share on both sub-classes of capital stock. Based on our preliminary financial results for the first quarter of 2017, the Board of Directors declared a dividend of 3.15% (annualized) for Class B1 activity capital stock (an increase of 15 basis points) and a dividend of 1.05% (annualized) for Class B2 membership capital stock (an increase of 20 basis points). The higher dividends enhance the value of your membership and reduce the cost of borrowing from the Bank.

In addition, we expect to report net income of $73 million for the first quarter of 2017 when we file our Form 10-Q with the Securities and Exchange Commission next month. Click here to read the preliminary and unaudited financial results and details on the dividend payments.

Increasing Your Return on Activity

In 2015 and 2016 we made changes to our capital plan with the goals of increasing the value of your membership and rewarding members that support the cooperative through borrowing by reducing the cost of your advances-all while maintaining your access to rock-solid reliable liquidity and long term funding. In the first quarter of 2017 we began to automatically repurchase members' excess Class B2 stock on a weekly basis, which permits us to more effectively invest our capital to provide a reasonable return on your investment in our stock. As a result, capital stock decreased 25%, from $1.7 billion at December 31, 2016, to $1.3 billion at March 31, 2017. Total capital, however, only decreased 6% to $4.4 billion.

Meeting with You in Person

We had record attendance in March at our five member meetings across Illinois and Wisconsin. It was terrific to visit with so many of you around our district. At some of the events, we announced this year's four Community First® Award winners, each of whom were nominated by a member and received $10,000 to donate to a nonprofit of their choice. At all of the events we enjoyed visiting with you and truly appreciated your feedback on our products and services. In fact, in the interest of identifying ways to further enhance our products and services, we are planning to conduct focus groups and to survey members regarding our member value proposition. We will, of course, share the results with you. We look forward to following up later in the year.

We hope to see you again this summer at our annual management conference on August 3-4; look for an invitation this spring. Be sure to save the date to hear this year's outstanding lineup of thought-provoking leaders discuss current events and opportunities for the future:

- **Condoleezza Rice**, Secretary of State, 2005-2009
- **John Brennan**, CIA Director, 2013-2017
- **Austan Goolsbee**, Professor of Economics, University of Chicago
- **Joi Ito**, Director, MIT Media Lab

As always, thank you for your membership in-and for using-the Federal Home Loan Bank of Chicago.

Best regards,

Matt Feldman
President and CEO

This publication contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to successfully execute our business model and to pay future dividends (including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from our members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement new or enhanced products or programs, the impacts to us from the Federal Housing Finance Agency's final membership rule, and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at www.fhlbc.com. We assume no obligation to update any forward-looking statements made in this publication. The financial results discussed in this publication are preliminary and unaudited. "Community First," "Mortgage Partnership Finance," and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.

[The text below follows the first "click here" link]

First Quarter 2017 Dividend

On April 25, 2017, the Board of Directors of the Federal Home Loan Bank of Chicago (FHLBC) increased the dividend declared per share on both sub-classes of capital stock. Based on the FHLBC's preliminary financial results for the first quarter of 2017, the Board of Directors declared a dividend of 3.15% (annualized) for Class B1 activity capital stock (an increase of 15 basis points) and a dividend of 1.05% (annualized) for Class B2 membership capital stock (an increase of 20 basis points). The dividend will be paid by crediting members' accounts on May 15, 2017. The actual effective combined dividend rate on the total stock held by each member will depend on each member's level of activity with the FHLBC during the first quarter and the relative number of shares of B2 membership and B1 activity stock. The higher dividend paid on Class B1 stock, in effect, lowers the cost of doing business with us.

First Quarter 2017 Financial Highlights

The results discussed here are preliminary and unaudited. Please refer to the Condensed Statements of Income and Statements of Condition on the next page. We expect to file our first quarter 2017 Form 10-Q with the Securities and Exchange Commission next month. You will be able to access it on our website, www.fhlbc.com, or through the SEC's reporting website.

- We recorded net income of $73 million in the first quarter of 2017, up from $69 million in the first quarter of 2016.
- Net interest income for the first quarter of 2017 was $113 million, down from $120 million for the first quarter of 2016 as our higher-earning investment portfolio continued to pay down, while our cost of funding increased.
- Total investment securities decreased 10% to $19.0 billion at March 31, 2017, down from $21.0 billion at December 31, 2016 as our investment portfolio continued to pay down.
- Advances outstanding decreased $2.7 billion to $42.3 billion at March 31, 2017, down from $45.1 billion at December 31, 2016.
- Total assets declined to $76.1 billion as of March 31, 2017, compared to $78.7 billion as of December 31, 2016.
- We reached nearly $3.1 billion in retained earnings at March 31, 2017.
- We remained in compliance with all of our regulatory capital requirements as of March 31, 2017.

This publication contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to successfully execute our business model and to pay future dividends (including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from our members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement new or enhanced products or programs, the impacts to us from the Federal Housing Finance Agency's final membership rule, and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at www.fhlbc.com. We assume no obligation to update any forward-looking statements made in this publication. The financial results discussed in this publication are preliminary and unaudited. "Community First," "Mortgage Partnership Finance," and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.

FHLB Chicago
Member owned. Member focused.

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	March 31, 2017	December 31, 2016	Change
Cash and due from banks, interest bearing deposits, Federal Funds sold, and securities purchased under agreement to resell	$ 9,551	$ 7,376	29 %
Investment securities	19,030	21,035	(10)%
Advances	42,328	45,067	(6)%
MPF Loans held in portfolio, net of allowance for credit losses	4,940	4,967	(1)%
Other	260	247	5 %
Assets	$ 76,109	$ 78,692	(3)%
Consolidated obligation discount notes	$ 32,806	$ 35,949	(9)%
Consolidated obligation bonds	37,662	36,903	2 %
Other	1,223	1,145	7 %
Liabilities	71,691	73,997	(3)%
Capital stock	1,282	1,711	(25)%
Retained earnings	3,083	3,020	2 %
Accumulated other comprehensive income (loss)	53	(36)	247 %
Capital	4,418	4,695	(6)%
Total liabilities and capital	$ 76,109	$ 78,692	(3)%

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

	For the three months ended March 31,		
	2017	2016	Change
Interest income	$ 337	$ 318	6 %
Interest expense	(224)	(198)	13 %
Net interest income	113	120	(6)%
Noninterest income	10	(3)	433 %
Noninterest expense	(42)	(40)	5 %
Income before assessments	81	77	5 %
Affordable Housing Program assessment	(8)	(8)	— %
Net income	$ 73	$ 69	6 %
Average interest-earning assets	$ 79,888	$ 72,185	11 %
Net yield (calculated using net interest income / average interest-earning assets, annualized)	0.57%	0.66%	(0.09)%
Prepayment fee income on advances	$ 1	$ 1	— %
Prepayment fee income on investments	$ 4	$ 21	(81)%
Adjusted net yield (non-GAAP basis, calculated the same as net yield, but excluding prepayment fee income on advances and investments from the net interest income) [1]	0.54%	0.54%	— %

[1] The prepayment of our investments and advances is unpredictable and we cannot be certain of the timing or amount of future prepayments. Accordingly, we believe that the use of adjusted net yield is useful to members and others in evaluating our ongoing operational and financial results in a manner that is consistent with our evaluation of business performance. Additionally, we believe excluding prepayment fee income on investments and advances assists members in developing expectations of future performance.